EXHIBIT 99.1

Brookfield Business Partners Reports 2018 First Quarter Results

BROOKFIELD, NEWS, May 07, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) (“Brookfield Business Partners”) announced today financial results for the three months ended March 31, 2018.

“We reported strong Company FFO growth in the first quarter of 2018, benefiting from the operational and commercial changes we have made, particularly in our industrials segment, as well as contributions from new operations acquired over the past year,” said Cyrus Madon, CEO of Brookfield Business Partners. “In addition, we closed our gaming facilities transaction and are working towards the closing of our acquisitions of Westinghouse Electric Company and Schoeller Allibert, two high quality businesses which will contribute to our future results.”

	Three months ended March 31
US$ millions (except per unit amount), unaudited	2018	2017
Net income (loss) attributable to unitholders[1]	$74	$66
Net income (loss) per limited partnership unit[2,3]	$(0.53)	$0.61
Company FFO[1,4]	$138	$95
Company FFO per limited partnership unit[2]	$1.07	$0.88

Brookfield Business Partners reported Company FFO for the three months ended March 31, 2018 of $138 million, or $1.07 per unit (excluding incentive distribution), compared to $95 million in the same period of 2017. Company FFO in the quarter benefited from improved results in all our segments compared to the first quarter of 2017, most notably in our industrials segment. Net income attributable to unitholders for the quarter was $74 million compared to $66 million in 2017. Net loss per unit was $0.53.

Operational Update

The following table presents Company FFO by segment:

	Three months ended March 31
US$ millions, unaudited	2018	2017
Industrial Operations	$98	$79
Energy	38	20
Business Services	8	4
Construction Services	9	(3)
Corporate and Other	(15)	(5)
Company FFO[1,4]	$138	$95

Our industrials segment generated Company FFO of $98 million during the quarter, compared to $79 million in the first quarter of 2017. Our results benefited from a significantly higher contribution from GrafTech, our graphite electrode operation, due to stronger spot pricing and as new take-or-pay sales contracts came into effect in 2018. The average realized price of graphite electrodes in the first quarter of 2018 was $7,800 per metric ton higher than the first quarter of 2017. We completed a $1.5 billion debt refinancing at GrafTech that returned $384 million of proceeds to Brookfield Business Partners, $89 million in excess of the equity we invested to acquire our approximate 34% stake of the company. North American Palladium, our palladium producer, also generated strong results this quarter benefiting from significantly increased palladium production and pricing. Our Brazilian water treatment and distribution operation, BRK Ambiental, contributed positively to our results. Company FFO for 2017 included $82 million of net gain from the sale of our bath and shower manufacturing operation.

Our energy segment generated Company FFO of $38 million during the quarter, compared to $20 million in the first quarter of 2017. Ember, our Western Canadian operation, is focusing on sustainable cost reductions and maximizing realized pricing through hedging and diversification. Quadrant, our Australian joint venture, continues to benefit from its contracted production base and this quarter paid a $100 million dividend, or $9 million to Brookfield Business Partners. Since our acquisition in June 2015, we have recovered over 80% of our capital invested in Quadrant through dividends. Teekay Offshore, our marine oilfield services company, contributed positively to our results this quarter.

Our business services segment generated Company FFO of $8 million during the quarter, compared to $4 million in the first quarter of 2017. Results benefited from the acquisition of our Toronto-area gaming operation, which we closed in January. Under a concession contract with the Ontario Lottery and Gaming Corporation we are managing three gaming facilities in the Greater Toronto Area for a minimum period of 22 years, with a 10-year extension option. Our global facilities management business, BGIS, performed well during the quarter and our financial advisory business generated improved results compared to the first quarter of 2017. Results in this segment were partially offset by lower contribution from our real estate services business due to a slow start to the year at our relocations operations. During the quarter, Berkshire Hathaway exercised its option to acquire our 33% joint venture interest in Berkshire Hathaway HomeServices for proceeds of approximately $130 million, which we received in April.

Our construction services segment generated Company FFO of $9 million during the quarter, compared to negative $3 million in 2017. Our Australian and U.K. business performance improved compared to last year as we completed projects which experienced challenges last year. We are consolidating our business in the Middle East and have strengthened our commercial strategy in the region. During the quarter we secured over $1 billion of new work in Australia, the U.K. and Canada, and our backlog remains close to $9 billion.

Strategic Initiatives Update
We have progressed a number of initiatives this year that we believe will contribute meaningfully to the growth and operational diversity of our business:

  GrafTech International
  In April, we successfully completed an IPO of GrafTech for approximately 13% of the company at $15 per share, implying an enterprise value of approximately $7 billion. The offering generated gross proceeds of $571 million or $197 million to Brookfield Business Partners. Following the end of the quarter, GrafTech issued a $750 million ($259 million to Brookfield Business Partners) dividend in the form of a promissory note and declared a cash dividend of $160 million ($55 million to Brookfield Business Partners).
  Westinghouse Electric Company
  In January 2018, together with institutional partners, we reached a definitive agreement to acquire 100% of Westinghouse Electric Company, for a purchase price of approximately $4.6 billion. We have been working through the regulatory approval process and bankruptcy court procedures and in March received court approval for the amended plan of reorganization. We expect to close this transaction in the third quarter of 2018.
  Schoeller Allibert
  In January, together with institutional partners, we reached a definitive agreement to acquire a controlling interest in Schoeller Allibert for total consideration of €205 million with the minority interest held by the Schoeller family. Brookfield Business Partners will commit to fund approximately €40 million of the equity on closing using existing liquidity. Schoeller Allibert has a strong competitive position as one of Europe’s largest manufacturers of returnable plastic packaging systems. We expect to close this acquisition during the second quarter of 2018.

Subsequent to the end of the quarter, we increased our revolving unsecured credit facilities by $325 million to an aggregate of $575 million. This brought our total liquidity, after accounting for our closed and announced transactions, and including the dividend from GrafTech, to approximately $1.7 billion. The facilities are currently undrawn.

Distribution

The Board has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 29, 2018 to unitholders of record as at the close of business on May 31, 2018.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:
1	Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2018 was 129 million and for the three months ended March 31, 2017 was 108 million.
3	Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period. A reconciliation of net income per unit is available on page 9 of this release.
4	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on page 7 and 8 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA), a leading global alternative asset manager with approximately $285 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Burke Tel: (416) 369-2629 Email: courtney.burke@brookfield.com

Conference Call and 2018 First Quarter Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2018 first quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on May 7, 2018 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 521-4909 toll free in North America. For overseas calls please dial +1 (647) 427-2311, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at +1 (800) 535-8367 or +1 (416) 621-4642, conference ID: 2899998.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units and general partnership units.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
	Mar. 31,	Dec. 31,
US$ millions, unaudited	2018	2017

Assets
Cash and cash equivalents	$1,439	$1,106
Financial assets	870	784
Accounts receivable, net	4,455	4,362
Inventory and other assets	1,641	1,577
Assets held for sale	188	14
Property, plant and equipment	2,460	2,530
Deferred income tax assets	207	174
Intangible assets	3,059	3,094
Equity accounted investments	530	609
Goodwill	1,545	1,554
Total assets	$16,394	$15,804

Liabilities
Accounts payable and other	$6,027	$5,638
Liabilities associated with assets held for sale	21	-
Borrowings	4,385	3,265
Deferred income tax liabilities	836	837
Total liabilities	11,269	9,740

Equity[1]
Limited partners	1,406	1,585
General partner	-	-
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,280	1,453
Interest of others in operating subsidiaries	2,439	3,026
Total equity	5,125	6,064
Total liabilities and equity	$16,394	$15,804

Note:
1	Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and preferred shareholders.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended
	March 31
	2018	2017

Revenues	$8,194	$1,934
Direct operating costs	(7,649)	(1,874)
General and administrative expenses	(118)	(62)
Depreciation and amortization expense	(106)	(65)
Interest expense	(86)	(19)
Equity accounted income (loss), net	17	10
Impairment expense	-	(7)
Gain on acquisitions/dispositions	16	272
Other income (expenses), net	(14)	14
Income (loss) before income tax	254	203
Income tax (expense) recovery
Current	(28)	(4)
Deferred	(10)	4
Net income (loss)	$216	$203
Attributable to1:
Limited partners	$(35)	$32
General partner	-	-
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	(34)	34
Special Limited Partners	143	-
Interest of others	$142	$137

Note:
1	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

 Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended March 31, 2018 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,043	$6,304	$97	$747	$3	$8,194
Direct operating costs	(1,020)	(6,214)	(60)	(353)	(2)	(7,649)
General and administrative expenses	(10)	(57)	(5)	(30)	(16)	(118)
Interest expense	-	(19)	(8)	(59)	-	(86)
Equity accounted Company FFO	-	8	28	4	-	40
Current income taxes	(4)	(4)	-	(20)	-	(28)
Realized disposition gains, net	-	-	-	16	-	16
Company FFO attributable to others	-	(10)	(14)	(207)	-	(231)
Company FFO[1,2]	9	8	38	98	(15)	138
Depreciation and amortization						(106)
Impairment expense						-
Realized disposition gains recorded in fair value changes or prior periods						-
Deferred income taxes						(10)
Other income/(expense), net						(14)
Non-cash items attributable to equity accounted investments						(23)
Non-cash items attributable to others						89
Net income (loss) attributable to unitholders[2]						$74

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners' Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended March 31, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,016	$616	$69	$231	$2	$1,934
Direct operating costs	(1,020)	(583)	(51)	(219)	(1)	(1,874)
General and administrative expenses	(11)	(23)	(4)	(15)	(9)	(62)
Interest expense	-	(4)	(6)	(9)	-	(19)
Equity accounted Company FFO	-	4	13	-	-	17
Current income taxes	10	-	(1)	(8)	3	4
Realized disposition gain, net	2	5	36	229	-	272
Company FFO attributable to others	-	(11)	(36)	(130)	-	(177)
Company FFO[1,2]	(3)	4	20	79	(5)	95
Depreciation and amortization						(65)
Impairment expense						(7)
Realized disposition gains recorded in fair value changes or prior periods						-
Deferred income taxes						(4)
Other income, net						14
Non-cash items attributable to equity accounted investments						(7)
Non-cash items attributable to others						40
Net income attributable to unitholders[2]						$66

Notes:
1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2	Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

 Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended
	March 31
US$, unaudited	2018	2017
Net income (loss) per unitholder, excluding incentive distribution[1]	$0.57	$0.61
Incentive distribution per unit[2]	(1.10)	-
Net income (loss) attributable to limited partnership unit[1,2]	$(0.53)	$0.61

Notes:
1	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2018 was 129 million and for the three months ended March 31, 2017 was 108 million.
2	Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.